Exhibit 99.3

Lorus Therapeutics Completes $7,001,500 Prospectus Offering of Common Shares

TORONTO, ONTARIO - December 10, 2013 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”) has completed today its previously announced public offering of common shares of the Company (the “Offered Shares”).

The Company issued a total of 12,730,000 Offered Shares at a price of $0.55 per Offered Share (the “Offering Price”), for aggregate gross proceeds of $7,001,500 (the “Offering”). The Offering was sold to a syndicate of underwriters co-led by Clarus Securities Inc. and Canaccord Genuity Corp. and including Jennings Capital Inc. and D&D Securities Inc. (collectively, the “Underwriters”) as well as PowerOne Capital Markets Limited as a member of the selling group, upon the terms of an underwriting agreement entered into among the Company and the Underwriters. In addition, the Company has granted the Underwriters an over-allotment option to purchase that number of additional common shares equal to 15% of the Offered Shares sold pursuant to the Offering at the Offering Price for a period ending 30 days following the closing of the Offering (the “Over-Allotment Option”).

Lumira Capital, Canada’s largest life science venture capital investment manager, has participated in the Offering. Commenting on the investment, Lumira Capital Managing Director Dr. Brian Underdown noted, “We have followed the company for some time but only recently felt that changes in its management, scientific advisors and product development strategy and focus reflected the kind of inflection point needed to move the company forward and to position it for the future. We are excited to be an investor in the company and look forward to working with the management team to help them execute and realize on their new business plan and vision for the company.”

Concurrent with the closing of the financing, Dr. Underdown will join Lorus’ Board of Directors, replacing Mr. Herbert Abramson who will be stepping down effective immediately.

“We are honored to have the support of such a prestigious fund as Lumira and we are delighted to welcome Dr. Underdown to the Lorus Board. He brings an impressive combination of skills with both operational and board experience, as well as significant scientific expertise,” stated Dr. William G. Rice, Chairman and Chief Executive Officer of Lorus. “We would like to thank Mr. Abramson for his relentless and unwavering personal support and considerable contributions as a member of the Board and Audit and Corporate Governance Committees.”

Mr. Sheldon Inwentash, exercising control or direction over more than 10% of the common shares of the Company, participated in the Offering and acquired, both personally and through Pinetree Capital Ltd., an aggregate of 1,820,000 Offered Shares. After the close of the Offering, Mr. Inwentash and his joint actors, collectively hold 7,520,000 common shares of Lorus (12.65% of the issued and outstanding), 5,000,000 common share purchase warrants and convertible promissory notes in the amount of $150,000, convertible, at a conversion price of $0.30 per common share, into a maximum of 500,000 common shares of Lorus. If Mr. Inwentash and his joint actors were to exercise all of the warrants and convert all the convertible promissory notes controlled by them, they would hold 13,020,000 common shares of Lorus (20.05% of the issued and outstanding on a partially diluted basis). The participation of Mr. Inwentash and his joint actors in the Offering constitutes a “related party transaction” as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of securities being issued to insiders nor the consideration being paid by insiders will exceed 25% of the Company’s market capitalization. The Company did not file a material change report 21 days prior to the closing of the Offering as the details of the participation of insiders of the Company had not been confirmed at that time.

Lorus intends to use the net proceeds from the offering to fund its clinical trial program, manufacturing program and for general and corporate working capital purposes.

The Offered Shares were distributed under a short form prospectus dated December 5, 2013 and details of the distribution are set out in the short form prospectus which is available on SEDAR at www.sedar.com.

About Lorus

Lorus is a biopharmaceutical company targeting essential apoptosis pathways to deliver transformational cancer drugs. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used alone and in combination with other drugs to successfully treat specific forms of cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and US securities laws. Such statements include, but are not limited to, statements relating to: the ability of the Company to continue as a going concern, the ability to find future financing, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200, ext. 380

gtse@lorusthera.com

For US media, please contact:

BCC Partners

Karen L. Bergman or Susan Pietropaolo

650-575-1509 or 845-638-6290

kbergman@bccpartners.com or spietropaolo@bccpartners.com